PREMIER MULTI-SERIES VIT

1633 Broadway

New York, New York 10019

August 28, 2012

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Sally Samuel

Re:	Premier Multi-Series VIT (the “Trust”)
Registration Statement on Form N-1A
(Reg. Nos. 811-22712 and 333-182079)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust, together with its distributor, Allianz Global Investors Distributors LLC, respectfully request that the effectiveness of the above-referenced registration statement on Form N-1A be accelerated to 4:15 p.m. on Thursday, August 30, 2012, or as soon thereafter as practicable.

The Trust acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have with respect to the foregoing to Timothy F. Cormier (at 617-951-7747) or to George B. Raine (at 617-951-7556) of Ropes & Gray LLP.

Very truly yours,

PREMIER MULTI-SERIES VIT

By: /s/ Brian S. Shlissel

Name: Brian S. Shlissel

Title: President

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

By: /s/ John Carroll

Name: John Carroll

Title: Chief Executive Officer